Exhibit 99.5.1
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[LETTERHEAD OF CAPELOGIC INCORPORATED]

August 13, 2008

Glickenhaus & Co.
546 Fifth Avenue
New York, New York 10036

RE: EMPIRE STATE MUNICIPAL EXEMPT TRUST SERIES 185

Gentlemen:

We have examined the Registration Statement File No. 333-135763, for the referenced Trust and acknowledge that CapeLogic, Inc. is currently acting as the evaluator for the Empire State Municipal  Exempt Trust Series 185. Subsequently, we hereby consent to the reference of CapeLogic, Inc. as Trust evaluator.

In addition, we confirm that the ratings of the bonds comprising the portfolio of the Trust, as indicated in the Registration Statement, are the ratings currently indicated in our data base as of the date of the evaluation report.

You are hereby authorized to file a copy of this letter with the Securities and Exchange Commission.

Sincerely,

/s/ Ishfaq Ahmad
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Ishfaq Ahmad
Principal